The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL  60120

November 25, 2008

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Middleby Corporation
Registration Statement on Form S-4
Registration No. 333-153386

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), The Middleby Corporation (“Middleby”) requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective on Friday, November 28, 2008 at 12:00 p.m. noon, Washington, D.C. time, or as soon thereafter as may be practicable.

In connection with this request for acceleration, Middleby and TurboChef Technologies, Inc. (“TurboChef”), as evidenced by their signatures below, each acknowledge for themselves that:

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should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Middleby and TurboChef from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Middleby and TurboChef may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Middleby and TurboChef further confirm that they are aware of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Shilpi Gupta, on behalf of Middleby, by telephone at (312) 407-0700, and Rey Pascual, on behalf of TurboChef, by telephone at (404) 815-2227.

Very truly yours,

THE MIDDLEBY CORPORATION

By:	/s/ Martin Lindsay
Name:	Martin Lindsay
Title:	Secretary/Treasurer

TURBOCHEF TECHNOLOGIES, INC.

By:	/s/ Miguel Fernandez de Castro
Name:	Miguel Fernandez de Castro
Title:	Chief Financial Officer